public

21002745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 02 2021
Washington DC
413

SEC FILE NUMBER
8-

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FS Investment Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Rouse Blvd
(No. and Street)

Philadelphia (City) PA (State) 19112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ann Marie Rafferty-McClain 215-495-1168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

518 Township Line Road (Address) Blue Bell (City) PA (State) 19422 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Detwiler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FS Investment Solutions, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
ALAINA VECERE, Notary Public
Delaware County
My Commission Expires November 26, 2023
Commission Number 1360821

Lisa Detwiler
Signature

General Counsel & CCO
Title

Alaina M. Vecere
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FS Investment Solutions, LLC

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Directors of FS Investment Solutions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FS Investment Solutions, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2009.

Blue Bell, Pennsylvania
February 24, 2021

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

FS Investment Solutions, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	11,181,077
Accounts receivable		13,615
Prepaid expenses		473,224
Property and equipment, net of accumulated depreciation of $2,011,448		—
Operating lease right of use asset		64,271
Total assets	$	11,732,187
Liabilities and Member's Equity		
Liabilities		
Due to affiliate	$	1,955,376
Accounts payable and accrued expenses		5,533,653
Operating lease liability		79,698
Total liabilities		7,568,727
Commitments and Contingencies (Note 5)		
Member's Equity		4,163,460
Total liabilities and member's equity	$	11,732,187

See Notes to Financial Statement.

Note 1. Organization, Description of the Business and Summary of Significant Accounting Policies

Organization: FS Investment Solutions, LLC (the "Company"), was formed in the State of Delaware on July 16, 2007. The Company received its registrations/licenses from the U.S. Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") on December 14, 2007.

Description of the Business: The Company is registered with the SEC and FINRA as a broker-dealer. The Company is the affiliated broker-dealer and a wholly-owned subsidiary of Franklin Square Holdings, L.P. ("Holdings") and, as of December 31, 2020, served as the wholesale marketing agent in connection with the continuous public offerings by FS Credit Income Fund ("FSCIF"), FS Series Trust ("FSST") and FS Multi-Alternative Income Fund ("FSMAIF"), and as the dealer manager in connection with the continuous public offering by FS Credit Real Estate Income Trust, Inc. ("FSCREIT") and FS Tactical Opportunities Fund ("FS Tac Opps"). Previously, the Company also served as the dealer manager in connection with the continuous public offering by (i) FS Global Credit Opportunities Fund-A ("FSGCO-A"), FS Global Credit Opportunities Fund-D ("FSGCO-D"), FS Global Credit Opportunities Fund-ADV ("FSGCO-ADV"), FS Global Credit Opportunities Fund-T ("FSGCO-T") and FS Global Credit Opportunities Fund-T2 ("FSGCO-T2"), collectively referred to as "the FSGCO Feeder Funds", which invested substantially all of their net assets in FS Global Credit Opportunities Fund ("FSGCO"), a separate management investment company with the same investment objectives and strategies, as well as (ii) FS Investment Corporation III ("FSIC III") and (iii) FS Investment Corporation IV ("FSIC IV"). The FSGCO Feeder Funds, FSIC III and FSIC IV closed their continuous public offerings to new investors on various dates throughout 2016 and 2017. During 2019, FSIC III and FSIC IV, among other funds, were merged and the combined entity was renamed FS KKR Capital Corp. II ("FSK II"). During 2020, the FSGCO Feeder Funds were reorganized into FSGCO. During 2020, Chiron Investment Management, LLC ("Chiron") was acquired by Holdings, which added the following three funds to the platform (i) Chiron Capital Allocation Fund ("CCAPX"), (ii) Chiron SMid Opportunities Fund ("CSMOX") and (iii) Chiron Global Opportunities Fund ("ICAV"), for which the Company serves as the wholesale marketing agent. Also during 2020, FS Energy Total Return Fund ("FSETR") converted to a mutual fund that was a series of FSST and was subsequently liquidated. The group of funds noted above is collectively referred to as "the Funds". The Company may also serve as the wholesale marketing agent or dealer manager in connection with offerings by other entities sponsored by Holdings. The Company does not custody customer accounts and does not currently refer or introduce customers to other brokers and dealers.

Rule 15c3-3 Exemption: The Company operates under the provisions of Rule 15c3-3(k)(2)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Rule 15c3-3(k)(2)(i) promulgated under the Exchange Act provide that the Company must carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities, not otherwise hold funds or securities for, or owe money or securities to, customers and effectuate all financial transactions through one or more designated bank accounts.

A computation of a reserve requirement is not applicable as the Company qualifies for the exemption set forth in Rule 15c3-3(k)(2)(i) promulgated under the Exchange Act.

A summary of the Company's significant accounting polices is as follows:

Cash and Cash Equivalents: The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents. All cash balances are maintained with high credit quality financial institutions which are members of the Federal Deposit Insurance Corporation (the "FDIC").

Property and Equipment: Property and equipment, which includes leasehold improvements, are stated at cost. Depreciation of furniture, fixtures, computer equipment and software is provided over the estimated useful lives of the related assets using principally the straight-line method. The estimated useful lives for furniture, fixtures, computer equipment and software range from three to five years.

Note 1. Organization, Description of the Business and Summary of Significant Accounting Policies (Continued)

Leasehold improvements are amortized using the straight-line method over the lesser of the estimated economic life of the improvements or the lease term.

Lease Arrangements: Lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company does not expect to recognize other leases outside of operating leases. At December 31, 2020, $64,271 is included in the lease right of use asset and $79,698 is included in the lease liability, respectively, on the statement of financial condition. At December 31, 2020, the weighted average remaining lease term and discount rate are approximately 0.25 years and 5.00%, respectively.

Use of Estimates: The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company maintains cash balances at financial institutions. Such cash balances may, at various times during the year, exceed the threshold for insurance coverage provided by the FDIC. The Company mitigates its risk relative to cash by maintaining relationships with, what management believes to be, high quality financial institutions.

Income Taxes: The Company, with the consent of its member, has elected to be taxed under sections of federal and state income tax law that provide that, in lieu of corporation income taxes, the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statement.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statement. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for the years before 2017.

Recent Accounting Pronouncements: In June 2016, the Financial Accounting Standards Board (the "FASB") issued ASU 2016-13, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326)*. ASU 2016-13 introduced new guidance for an approach based on expected losses to estimate credit losses on certain types of financial instruments, and affects accounting for accounts receivable. ASU 2016-13 was effective for public business entities beginning on January 1, 2020, with early adoption permitted. The Company has assets included in cash and cash equivalents and accounts receivable on the statement of financial condition that are in scope of Topic 326, however due to the short term exposure, the expected credit loss is not material. The Company's adoption of this new standard, on January 1, 2020, did not have a material impact on its financial statement.

Economic Dependence: The Company does not currently expect to generate net income or cash flow from operations due primarily to a reduction in revenues generated by the Company from its current and future wholesale marketing and dealer manager agreements with entities sponsored by Holdings. The Company expects to continue to incur the necessary compensation and other costs necessary to fulfill its obligations under the wholesale marketing and dealer manager agreements. Management evaluated the significance of these conditions in relation to the Company's ability to meet its obligations. On May 29, 2015, the Company entered into a Capital Contribution agreement with Holdings pursuant to which Holdings has agreed to make from time to time, and the Company has agreed to accept from time to time, future capital contributions in amounts to be determined in the sole discretion of Holdings. Holdings intends to make periodic contributions to support net losses at the Company as well as to

Note 1. Organization, Description of the Business and Summary of Significant Accounting Policies (Continued)

sustain minimum net capital requirements as defined under Rule 15c3-1 promulgated under the Exchange Act. Management believes its plans alleviate substantial doubt about the entity's ability to continue as a going concern.

Subsequent Events: The Company has evaluated the impact of subsequent events (events occurring after December 31, 2020) through February 24, 2021, which represents the date the financial statement was issued.

Note 2. Related Party Transactions

Holdings provides personnel and administrative services to the Company for which Holdings is entitled to reimbursement. During the year ended December 31, 2020, the Company incurred $8,310,458 in personnel and administrative services payable to Holdings. Amounts related to these services and payable to Holdings were $1,955,376 at December 31, 2020 and are included in due to affiliate on the statement of financial condition.

Note 3. Property and Equipment

Property and equipment as of the year ended December 31, 2020 consisted of the following:

Computer equipment and software	$ 1,642,101
Furniture and fixtures	314,407
Leasehold improvements	54,940
Less accumulated depreciation	(2,011,448)
	$ —

Note 4. Commission Expenses

As of December 31, 2020, the Company's wholesalers receive up to 100 basis points on the gross equity capital raised on behalf of the Funds during their offering stages excluding shares issued pursuant to the Funds' distribution reinvestment plans. In addition, certain management personnel of the Company receive commissions of up to 7 basis points on the gross equity capital raised on behalf of the Funds during their offering stages, excluding proceeds raised pursuant to the Fund's distribution reinvestment plans. At December 31, 2020, $467,043 of commissions were unpaid and are included in accounts payable and accrued expenses on the statement of financial condition.

Note 5. Commitments and Contingencies

Legal and Other Loss Contingencies: From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, the Company does not currently expect that these proceedings will have a material effect upon its financial condition or results of operations.

Leasing Activities: The Company currently occupies office space at the Philadelphia Navy Yard from Holdings under a sublease to an operating lease agreement that expires in December 2025. This agreement does not meet the definition of a lease under Accounting Standards Codification ("ASC") Topic

Note 5. Commitments and Contingencies (Continued)

842. The Company also leases office space in Orlando, Florida from an unrelated third party under an operating lease agreement that expires in March 2021. In January 2021, the Orlando lease was amended to reduce the space occupied and extend the lease term through August 2024, with an option to extend for two additional periods of twelve months each. During 2020, Holdings paid the rent commitment for the Orlando office space and the Company reimbursed Holdings for its allocated portion. Future aggregate minimum lease payments are as follows:

Years Ending December 31,	Total	Operating lease liability	Holdings
2021	$ 697,139	$ 97,214	$ 599,925
2022	712,221	101,249	610,972
2023	731,252	109,233	622,019
2024	710,157	77,091	633,066
2025	644,113	—	644,113
	$ 3,494,882	$ 384,787	$ 3,110,095

Note 6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed a ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $3,676,621, which was $3,176,323 more than required net capital of $500,298 at December 31, 2020. The Company's ratio of aggregate indebtedness to net capital was 2.04 to 1 at December 31, 2020.